UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ULURU Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

90403T100
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]           Rule 13d-1(b)

[   ]           Rule 13d-1(c)

[X]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kerry P. Gray
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Australia
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 10,244,848 (1)
6 Shared Voting Power 0
7 Sole Dispositive Power 10,244,848 (1)
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,244,848 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 15.6% (2)
12	Type of Reporting Person (See Instructions) IN

__________________________________________________

(1) Includes (i) 233,332 shares subject to an option exercisable within 60 days of February 12, 2009, (ii) 32,500 shares of restricted stock granted pursuant to the Uluru Inc. 2006 Equity Incentive Plan that are subject to certain restrictions, including, but not limited to, a risk of forfeiture over a five year period beginning on April 25, 2007 (the date of grant of such shares), (iii) 35,316 shares of restricted stock granted pursuant to the Uluru Inc. 2006 Equity Incentive Plan that are subject to certain restrictions, including, but not limited to, a risk of forfeiture over a five year period beginning on February 15, 2008 (the date of grant of such shares), (iv) 1,500,000 shares held by Sally A. Gray, Trustee for benefit of Michael J. Gray, as to which the reporting person disclaims beneficial ownership, and (v) 1,500,000 shares held by Sally A. Gray, Trustee for benefit of Lindsay K. Gray, as to which the reporting person disclaims beneficial ownership.

(2) All ownership percentages reported herein are based on 65,509,481 shares of the issuer’s common stock issued and outstanding as of November 1, 2008, as reported by the issuer in its quarterly report on Form 10-Q for the quarter ended September 30, 2008 filed on November 7, 2008.

Item 1.

(a)	Name of Issuer
ULURU Inc.
(b)	Address of Issuer’s Principal Executive Offices
4452 Beltway Drive, Addison, Texas 75001

Item 2.

(a)	Name of Person Filing
Kerry P. Gray
(b)	Address of Principal Business Office or, if none, Residence
4452 Beltway Drive, Addison, Texas 75001
(c)	Citizenship
Australia
(d)	Title of Class of Securities
Common Stock, , par value $0.001
(e)	CUSIP Number
90403T100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned
10,244,848 (1)
(b)	Percent of Class
15.6% (2)
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
10,244,848 (1)
(ii) shared power to vote or to direct the vote
0
(iii) sole power to dispose or to direct the disposition of
10,244,848 (1)
(iv) shared power to dispose or to direct the disposition of
0

(1) Includes (i) 233,332 shares subject to an option exercisable within 60 days of February 12, 2009, (ii) 32,500 shares of restricted stock granted pursuant to the Uluru Inc. 2006 Equity Incentive Plan that are subject to certain restrictions, including, but not limited to, a risk of forfeiture over a five year period beginning on April 25, 2007 (the date of grant of such shares), (iii) 35,316 shares of restricted stock granted pursuant to the Uluru Inc. 2006 Equity Incentive Plan that are subject to certain restrictions, including, but not limited to, a risk of forfeiture over a five year period beginning on February 15, 2008 (the date of grant of such shares), (iv) 1,500,000 shares held by Sally A. Gray, Trustee for benefit of Michael J. Gray, as to which the reporting person disclaims beneficial ownership, and (v) 1,500,000 shares held by Sally A. Gray, Trustee for benefit of Lindsay K. Gray, as to which the reporting person disclaims beneficial ownership.

(2) All ownership percentages reported herein are based on 65,509,481 shares of the issuer’s common stock issued and outstanding as of November 1, 2008, as reported by the issuer in its quarterly report on Form 10-Q for the quarter ended September 30, 2008 filed on November 7, 2008.

Item 5.	Ownership of Five Percent or Less of a Class

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

    Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8.	Identification and Classification of Members of the Group

    Not applicable.

Item 9.	Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

    Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 12, 2009

/s/ Kerry P. Gray
Signature
Name: Kerry P. Gray